DO
8/28/13

[redacted]

SECU 13014375 SION

SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2013
WASH, D.C.
193 SECTION

OMB APPROVAL	
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SEC FILE NUMBER
8- 27623

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4014 CHASE AVENUE - SUITE 211A
(No. and Street)

MIAMI BEACH (City) FLORIDA (State) 33140 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY J. YARUS (305) 534-1055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name – *if individual, state last, first, middle name*)

8211 W. BORWARD BLVD. - SUITE 370 (Address) PLANTATION (City) FL (State) 33324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
10/18/13

OATH OR AFFIRMATION

I, GARY J. YARUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED CAPITAL CORPORATION, as of JUNE 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TERESA CAMACHO
Notary Public - State of Florida
My Comm. Expires May 4, 2014
Commission # DD 988477

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVERSIFIED CAPITAL CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2013

Finkelstein
Brown
Nemet
& Rothchild, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

DIVERSIFIED CAPITAL CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2013

DIVERSIFIED CAPITAL CORPORATION

CONTENTS

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ Plantation
☐ Miami

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Diversified Capital Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Capital Corporation as of June 30, 2013 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Untied States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement , whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Capital Corporation as of June 30, 2013 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purposes of forming an opinion on the financial statements as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in pages 9 and 10 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the Unites States of America. In our opinion, the information on pages 9 and 10 is fairly stated in all material respects in relation to the financial statements as a whole.

Finkelstein Brown Nemet + Rothchild PA

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 16, 2013

DIVERSIFIED CAPITAL CORPORATION
BALANCE SHEET
JUNE 30, 2013

ASSETS

Cash and Cash Equivalent	$ 14,851	
Commissions Receivable - Mutual Funds and Variable Annuities	4,846	
Investments, At Market	232,056	
Prepaid Income Taxes	314	
Prepaid Expenses	4.950	
Computer Equipment & Software, Less Accumulated Depreciation of $3,240	0	$ 257,017

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Commissions Payable	$ 3,962	
Income Tax Liabilities	3,610	
Deferred Income Tax Liability	20,187	$ 27,759
STOCKHOLDERS' EQUITY:		
Common Stock - Authorized 1,000,000 Shares $.001 Par Value, Issued and Outstanding 200,000 Shares	200	
Paid In Capital In Excess of Par Value	9,800	
Retained Earnings	219,258	229,258
		$ 257,017

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JUNE 30, 2013

REVENUE:		
Commissions Earned	$ 33,915	
Advisory Fees	110,247	
Dividend and Interest Income	2,209	$ 146,371
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Bank Charges	106	
Commissions	27,770	
Consulting Fees	46,855	
Computer Expenses	3,140	
Directors Fee	1,500	
Dues and Subscriptions	5,868	
Insurance	301	
Management Fees	12,000	
Office and Miscellaneous Expenses	9,490	
Payroll Taxes	616	
Professional Fees	6,750	
Registration Fees and Taxes	2,176	
Seminars	1,079	
Travel	2,363	
Wages	7,500	127,514
INCOME FROM OPERATIONS		18,857
OTHER INCOME(EXPENSES):		
Gain on Mark to Market – Securities Held for Investment		49,466
INCOME BEFORE INCOME TAXES		68,323
PROVISION FOR INCOME TAXES:		
Deferred Tax Expense	12,725	
Income Tax Expense	3,553	16,278
INCOME		$ 52,045

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED JUNE 30, 2013

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
STOCKHOLDERS' EQUITY JULY 1, 2012	$ 200	$ 9,800	$ 287,213	$ 297,213
NET INCOME	-	-	52,045	52,045
DIVIDENDS	-	-	(120,000)	(120,000)
STOCKHOLDERS' EQUITY JUNE 30, 2013	$ 200	$ 9,800	$ 219,258	$ 229,258

See Accompanying Notes

DIVERSIFIED CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 52,045
Adjustments To Reconcile Income To Net Cash Used In Operating Activities:	
Gain On Investments Net of Related Deferred Income Taxes	(36,741)
Increase in Prepaid Expenses	(1,266)
Increase in Commissions Payable	389
Increase in Income Tax Payable	1,478
Increase in Commission Receivables	(379)
Total Adjustments	(36,519)
Net Cash Flow Provided By Operating Activities	15,526
CASH FLOWS FROM FINANCIAL ACTIVITIES	
Dividends Paid	(120,000)
DECREASE IN CASH	(104,474)
CASH BALANCE - JULY 1, 2012	119,325
CASH BALANCE - JUNE 30, 2013	$ 14,851
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	1,600
Cash paid during the year for interest	-0-

DISCLOSURE OF ACCOUNTING POLICY:

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accompanying Notes

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

The Company operates as a broker/dealer and is thus, registered with the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Florida Division of Securities. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The company is located in, and operates throughout, South Florida.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the aggregate indebtedness as defined shall not exceed fifteen times net capital, as defined. At June 30, 2013, the Company's net capital was $189,438 and the "Required Net Capital" as defined was $5,000. The ratio of "Aggregate Indebtedness" to Net Capital was 14.91%. Revenue is recognized on trade date.

SUBSEQUENT EVENTS:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through August 16, 2013, the date the financial statements were available to be issued.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT:

Under the fair value hierarchy as described in FASB ASC 820, securities are recorded at fair value and all are level one.

NOTE 3 - INCOME TAXES:

Income taxes are calculated based on the tax effect of transaction reported in the financial statements. The benefit on the Statement of Operations consists of the change during the year in deferred tax assets and liabilities as described in Note 3.

Current Income Tax Expenses consists of:

Federal	$ 2,745
State	808
	$ 3,553

NOTE 4 - DEFERRED INCOME TAXES

Deferred income taxes are provided to reflect timing differences in reporting results of operations for financial statement and income tax purposes. Timing differences, result from the income tax effect of unrealized gains on investment securities, and a capital loss carry forward available to offset future capital gains.

Deferred income tax expense:

State	$ 2,540
Federal	10,185
	$ 12,725

The deferred income tax liability is due to the cumulative result of those same timing differences. The component's giving rise to the net deferred liability is as follows:

Deferred Tax Asset	$ 505
Deferred Tax Liability	(20,692)
	$ (20,187)

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management has determined that no valuation allowance related to the deferred tax asset is necessary at June 30, 2013.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The Company occupies office space at the facilities of its 50% shareholder on a month-to-month basis. The shareholder provides office facilities, telephone service, administrative and clerical personnel and various administration services for a total of $2,500. The management fee of $12,000 was paid to a corporation owned by a 50% shareholder. The commission expense of $27,770 includes $2,591 paid to a 50% shareholder. The consulting expense of $46,855 was paid to a 50% shareholder.

NOTE 6 - CASH AND CASH EQUIVALENT:

Included in cash and cash equivalent is $1,276 of money market funds held in Charles Schwab. This account is shown as its market value. Haircuts are taken according to FINRA prescribed procedure.

SUPPLEMENTARY INFORMATION

DIVERSIFIED CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PER
UNIFORM NET CAPITAL RULE 15c 3-1
JUNE 30, 2013

CREDITS:		
Stockholders' Equity		$ 229,258
Deferred Income Taxes Related to Unrealized Appreciation of Investments Subject to Haircut		7,763
TOTAL CREDITS		237,021
DEBITS:		
Commission Receivables		4,846
Prepaid Expenses		5,264
Deferred Tax Asset		505
		10,615
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		226,406
Haircuts on Securities Position:		
Investment Securities	$ 34,808	
Money Market Fund	26	
Undue Concentration	2,134	(36,968)
NET CAPITAL		189,438
MINIMUM NET CAPITAL REQUIREMENT:		
6-2/3% of Aggregate Indebtedness of $27,759 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 184,438
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		14.91%
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Commissions Payable	3,962	
Current Tax Liabilities	3,610	
Deferred Tax Liabilities	20,692	$ 28,264

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (I) - All required transactions would be through a special account for the exclusive benefit of customers but the company had no such transactions during previous years.

See Accompanying Accountants' Report

DIVERSIFIED CAPITAL CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM CAPITAL RULE 15c 3-1 TO
COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5 PART IIA FILING
JUNE 30, 2013

NET CAPITAL PER COMPUTATION (Page 9)	$ 189,438
Adjustments:	
Income Taxes Payable	1,993
Haircuts on Securities Position	(122)
Deferred Income Tax Liability	609
Commissions Payable	80
	2,560
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$ 191,998

SUBORDINATED DEBT

The Company did not have subordinated debt as of June 30, 2013 or at any time during the year then ended.

See Accompanying Accountants' Report

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ **Plantation**
☐ **Miami**

SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5 (e) (4)

To the Board of Directors
Diversified Capital Corporation

As a result of our audit of Diversified Capital Corporation for the fiscal year ended June 30, 2013, the Company is entitled to continue taking the SIPC exemption due to the type of business engaged in such as limiting their income to sales of mutual funds and insurance products.

Finkelstein Brown Nemet & Rothchild, P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 16, 2013

Finkelstein
Brown
Nemet
& Rothchild, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

8211 West Broward Blvd. • Suite 370
Plantation, Florida 33324

9595 North Kendall Dr. • Suite 200
Miami, Florida 33176

Broward: (954) 437-0017
Fax: (954) 424-8613
Dade: (305) 595-2727
Fax: (305) 595-4691

Reply to: ☐ **Plantation**
☐ **Miami**

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Diversified Capital Corporation

In planning and performing our audit of the financial statements of Diversified Capital Corporation for the fiscal year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control..

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

To the Board of Directors
Diversified Capital Corporation

1. Making the periodic computations off aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

To the Board of Directors
Diversified Capital Corporation

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Finkelstein Brown Nemet & Rothchild P.A.

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
August 16, 2013